CNL Strategic Capital, LLC 8-K

Exhibit 4.1

FIFTH AMENDED AND RESTATED SHARE REPURCHASE PROGRAM

CNL STRATEGIC CAPITAL, LLC, a Delaware limited liability company (the “Company”), has adopted a Share Repurchase Program (the “Share Repurchase Program”) by which Class A, Class FA, Class T, Class D, Class I and Class S shares of the Company’s limited liability company interests (the “Shares”) may be repurchased by the Company from shareholders subject to the terms and conditions set forth herein.

1.        Repurchase Price. The Share Repurchase Program is designed to provide eligible shareholders with limited, interim liquidity by enabling them to sell Shares back to the Company prior to (a) the listing of the Shares on a national securities exchange, (b) the inclusion for quotation in a national securities market, or (c) in the sole determination of the Company’s board of directors, a secondary trading market for the Shares otherwise develops. Subject to certain restrictions described below, the Company may repurchase Shares, including fractional Shares, computed to three decimal places, from time to time.

The price for repurchase of Shares shall be equal to the net asset value per Share as of the last date of the month immediately prior to the Repurchase Date (as defined below). The Repurchase Date generally will be the last business day of the month of a calendar quarter end (the “Repurchase Date”).

2.        Repurchase of Shares. Any shareholder may present for the Company’s consideration all or any portion of his or her Shares for repurchase at any time, in accordance with the procedures outlined herein. A shareholder may present fewer than all of his or her Shares to the Company for repurchase, provided that the minimum number of Shares presented for repurchase shall be at least 5% of his or her Shares.

The Company may, at the Company’s sole option, choose to repurchase the Shares presented for repurchase for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for repurchase or that the Company will exercise its discretion to repurchase such Shares and, accordingly, a shareholder’s Shares may not be repurchased. Factors that the Company will consider in making its determination to repurchase Shares include:

(i)        whether such repurchase impairs the Company’s capital or operations;

(ii)       whether such repurchase is not reasonably practical due to an emergency;

(iii)      whether such repurchase is demanded by any governmental or regulatory agency with jurisdiction over the Company for the protection of the Company’s shareholders; and

(iv)       whether such repurchase would be unlawful.

The Company is not obligated to repurchase Shares under the Share Repurchase Program. If the Company determines to repurchase Shares, the total amount of aggregate repurchases of Class A, Class FA, Class T, Class D, Class I and Class S shares will be limited to up to 2.5% of the Company’s aggregate net asset value per calendar quarter based on the aggregate net asset value as of the last date of the month immediately prior to the Repurchase Date and up to 10% of the Company’s aggregate net asset value per year based on the average aggregate net asset value as of the end of each of the Company’s trailing four quarters. The aggregate amount of funds under the Share Repurchase Program will be determined on a quarterly basis in the sole discretion of the board of directors of the Company. At the sole discretion of the Company’s board of directors, the Company may use cash on hand, including offering proceeds, cash available from borrowings and cash from the sale of assets as of the end of the applicable period to repurchase Shares. Further, no Shares will be repurchased under the Share Repurchase Program on any date upon which the Company pays any distribution with respect to the Shares.

The Company will not repurchase Shares that are subject to liens or other encumbrances until the lienholder or shareholder presents evidence that the liens or encumbrances have been removed. If any Shares subject to a lien are inadvertently repurchased or the Company is otherwise required to pay to any other party all or any amount in respect of the value of repurchased Shares, then the recipient of amounts in respect of repurchase shall repay the Company the amount paid for such repurchase up to the amount it is required to pay to such other party.

If, during any consecutive two year period, the Company does not have at least one quarter in which the Company fully satisfies 100% of properly submitted repurchase requests, the Company will not make any new acquisitions of businesses (excluding short-term cash management investments under 90 days in duration) and we will use all available investable assets (as defined below) to satisfy repurchase requests (subject to the limitations under this share repurchase program) until all outstanding repurchase requests (“Unfulfilled Repurchase Requests”) have been satisfied.

Additionally, during such time as there remains any Unfulfilled Repurchase Requests outstanding from such period, the Company will defer payment to the Manager and the Sub-Manager of their total return incentive fee until all such Unfulfilled Repurchase Requests have been satisfied. “Investable assets” includes net proceeds from new subscription agreements, unrestricted cash, proceeds from marketable securities, proceeds from the distribution reinvestment plan, and net cash flows after any payment, accrual, allocation, or liquidity reserves or other business costs in the normal course of owning, operating or selling the Company's acquired businesses, debt service, repayment of debt, debt financing costs, current or anticipated debt covenants, funding commitments related to the Company’s businesses, customary general and administrative expenses, customary organizational and offering costs, asset management and advisory fees, performance or actions under existing contracts, obligations under the Company's organizational documents or those of the Company's subsidiaries, obligations imposed by law, regulations, courts or arbitration, or distributions or establishment of an adequate liquidity reserve as determined by the Company’s board of directors.

3.        Insufficient Funds. In the event there are insufficient funds to repurchase all of the Shares for which repurchase requests have been submitted, and the Company determines to repurchase Shares, the Company will repurchase pending requests, computed to three decimal places, at the end of each quarter, on a pro rata basis, from among the requests for repurchases received by the Company based upon the total number of Shares for which repurchase is requested in the following order of priority:

(i)        first, pro rata as to all repurchases sought upon a shareholder’s death;

(ii)      second, pro rata as to all repurchases sought by shareholders with a Qualifying Disability or by shareholders who have been confined to a long-term care facility;

(iii)      third, pro rata as to all repurchases sought by shareholders subject to Bankruptcy;

(iv)      fourth, pro rata as to all repurchases that would result in a shareholder owning less than 100 Shares; or

(v)       finally, pro rata as to all other repurchase requests.

For a disability to be considered a “Qualifying Disability” for the purposes of this Share Repurchase Program: (a) the shareholder must receive a determination of disability based upon a physical or mental impairment arising after the date the shareholder acquired the Shares to be repurchased that can be expected to result in death or to last for a continuous period of not less than twelve months; and (b) the determination of disability must have been made by the governmental agency, if any, responsible for reviewing the disability retirement benefits that the shareholder could be eligible to receive. Such governmental agencies are limited to the following: (1) if the shareholder is eligible to receive Social Security disability benefits, the Social Security Administration; (2) if the shareholder is not eligible for Social Security disability benefits but could be eligible to receive disability benefits under the Civil Service Retirement System (the “CSRS”), the U.S. Office of Personnel Management or the agency charged with responsibility for administering the CSRS benefits at that time; or (3) if the shareholder is not eligible for Social Security disability benefits but could be eligible to receive military disability benefits, the Veteran’s Administration or the agency charged with the responsibility for administering military disability benefits at that time. Repurchase requests following an award by the applicable government agency of disability death benefits must be accompanied by the shareholder’s application for disability benefits and a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under the CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that the Company deems acceptable and which demonstrates an award of disability benefits.

With respect to repurchases sought upon a shareholder’s confinement to a long-term care facility, “long-term care facility” shall mean an institution that is an approved Medicare provider of skilled nursing care or a skilled nursing home licensed by the state or territory where it is located and that meets all of the following requirements: (a) its main function is to provide skilled, immediate or custodial nursing care; (b) it provides continuous room and board to three or more persons; (c) it is supervised by a registered nurse or licensed practical nurse; (d) it keeps daily medical records of all medication dispensed; and (e) its primary service is other than to provide housing for residents. A shareholder seeking repurchase of Shares due to confinement to a long-term care facility must have begun such confinement after the date the shareholder acquired the Shares to be repurchased and must submit a written statement from a licensed physician certifying the shareholder’s continuous and continuing confinement to a long-term care facility over the course of the last year or the determination that the shareholder will be indefinitely confined to a long-term care facility.

With respect to repurchases sought upon a shareholder’s Bankruptcy, “Bankruptcy” shall mean a bankruptcy over which a trustee was appointed by a bankruptcy court after the date the shareholder acquired the Shares to be repurchased. A shareholder seeking Shares to be repurchased due to Bankruptcy must submit the court order appointing the trustee or an order of discharge from the applicable bankruptcy court.

With regard to a shareholder whose Shares are not repurchased due to insufficient funds in that quarter, the repurchase request will not be retained by the Company and such shareholder must resubmit his or her repurchase request in a subsequent quarter for his or her Shares to be repurchased.

4.        Procedures for Repurchase. A shareholder requesting the company to repurchase his or her Shares must mail or deliver a written request on a form the Company provides, executed by the shareholder, its trustee or authorized agent to the repurchase agent. The repurchase agent will be registered as a broker-dealer with the SEC and each state’s securities commission at all times unless exempt from registration. The Company will pay repurchase proceeds within five business days after the Repurchase Date. Beginning with our repurchase date on June 30, 2025 and thereafter, a shareholder’s repurchase request must be received by the repurchase agent on or before the date which is (60) days prior to the date the Shares are redeemed; therefore, a shareholder’s repurchase request must be received by the repurchase agent on or prior to the following dates for each applicable share repurchase date: (i) January 31 for repurchases on March 31; (ii) April 30 for repurchases on June 30; (iii) July 31 for repurchases on September 30; and (iv) October 31 for repurchases on December 31. For share repurchases prior to the June 30, 2025 repurchase date, in order to participate in such quarterly share repurchase, a shareholder’s repurchase request must be received by the repurchase agent on or prior to the last date of the month immediately prior to the Repurchase Date.

With regard to a shareholder whose repurchase request which is not received by the Company on or before the applicable required submission date prior to the Repurchase Date, such repurchase request will be retained by the Company for the immediate next available quarterly Repurchase Date (unless such request is otherwise withdrawn). Thereafter, such a shareholder must resubmit his or her repurchase request in subsequent quarters for his or her Shares to be repurchased.

In the event of repurchases sought upon the death, Qualifying Disability, confinement to a long-term care facility or Bankruptcy of a shareholder, the written request must be received by the Company within twelve months after the onset or determination of the qualifying event. If requests in the event of a qualifying event are not received within the twelve-month period described in the preceding sentence, they will be treated as ordinary repurchase requests and will not be subject to priority.

Shareholders will not relinquish their Shares to the Company until such time as the Company commits to repurchase such Shares. However, the repurchase price for repurchase requests not withdrawn by the shareholder and Shares subsequently repurchased by the Company will be at the current repurchase price under this Share Repurchase Program as of the Repurchase Date. Shareholders will have the right to withdraw their repurchase requests at any time before 4:00 p.m. Eastern Time on the Repurchase Date. To the extent the repurchase price for the applicable quarter is not made available by the tenth business day prior to the Repurchase Date, the Company may, in its sole discretion, extend the Repurchase Date into the immediately subsequent month to ensure such notice period is satisfied. Otherwise, no repurchase requests will be accepted for such quarter and shareholders who wish to have their Shares repurchased the following quarter must resubmit their repurchase requests.

5.        Amendment, Suspension or Termination of the Share Repurchase Program. The Company’s board of directors, in its sole discretion, may amend or suspend the Share Repurchase Program or waive any of its specific conditions to the extent it is in the Company’s best interests, including to ensure the Company’s ability to qualify as a partnership for U.S. federal income tax purposes, upon 30 days’ prior notice to the shareholders. The Company’s board of directors shall not terminate the Share Repurchase Program absent a liquidity event or where otherwise required by law. If the Share Repurchase Program is suspended or amended in a manner to reduce liquidity available to Company shareholders, the Company’s board of directors will be required to consider at least quarterly whether the continued suspension of the Share Repurchase Program or continuing to restrict repurchases or resuming repurchases at the level previously in effect is in the best interests of the Company and the shareholders. The Company’s board of directors must affirmatively authorize the recommencement of the Share Repurchase Program if it is suspended before shareholder requests will be considered again.

The Company may provide notice by including such information in a Current Report on Form 8-K or in its annual or quarterly reports, all publicly filed with the Securities and Exchange Commission followed by a separate mailing to the shareholders. The Share Repurchase Program will terminate, and the Company no longer will accept Shares for repurchase, if and when the Company’s Shares are listed on a national securities exchange, are included for quotation in a national securities market or, in the sole determination of the board of directors, a secondary market for Shares otherwise develops. All Shares to be repurchased under the Share Repurchase Program must be (i) fully transferable and not be subject to any liens or other encumbrances and (ii) free from any restrictions on transfer.

6.        Governing Law. THIS SHARE REPURCHASE PROGRAM AND A SHAREHOLDER’S ELECTION TO PARTICIPATE IN THE SHARE REPURCHASE PROGRAM SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS TO BE MADE AND PERFORMED ENTIRELY IN SAID STATE; PROVIDED, HOWEVER, THAT CAUSES OF ACTION FOR VIOLATIONS OF FEDERAL OR STATE SECURITIES LAWS SHALL NOT BE GOVERNED BY THIS SECTION 6.